Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	6
SUMMARY OF SELECTED QUARTERLY INFORMATION	13
RESULTS OF OPERATIONS	16
OUTLOOK	21
LIQUIDITY AND CAPITAL RESOURCES	22
TRANSACTIONS WITH RELATED PARTIES	24
CRITICAL ACCOUNTING ESTIMATES	24
CHANGES IN ACCOUNTING POLICIES	25
FINANCIAL INSTRUMENTS	25
SECURITIES OUTSTANDING	25
NON-IFRS MEASURES	26
QUALIFIED PERSON	31
INTERNAL CONTROLS OVER FINANCIAL REPORTING	31
DISCLOSURE CONTROLS AND PROCEDURES	31
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	32
CAUTIONARY NOTE TO U.S. INVESTORS	34

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and six-month periods ended June 30, 2016 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2015, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at August 2, 2016, unless otherwise indicated. All dollar amounts are expressed in Canadian dollars (“CAD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per payable silver ounce (“cash cost”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, mine operating earnings before non-cash items and all-in sustaining cost per payable silver ounce (“AISC”). These are considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (or “San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

The Company’s current exploration properties include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in Northwestern Ontario, Canada. The Company did not undertake any active exploration programs on these exploration properties in 2016.

During 2015 and 2016, the Company undertook significant exploration and evaluation work on the Coricancha Mine Complex (“Coricancha”) in Peru, which it optioned from Nyrstar in May 2015. On May 11, 2016, the Company terminated its option to acquire the Coricancha Mine. However, Great Panther is continuing with its evaluation of the project and may still enter into negotiations for the purchase of the mine. In addition, the Company continues to evaluate additional mining opportunities in the Americas.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

(CAD 000s, unless otherwise noted)	Q2 2016	Q2 2015	Change	Six months ended June 30, 2016	Six months ended June 30, 2015	Change
OPERATING
Tonnes milled (excluding custom milling)	99,905	87,476	14%	188,588	186,728	1%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,037,728	1,088,355	-5%	2,047,556	2,076,241	-1%
Silver ounce production	536,726	648,810	-17%	1,076,198	1,245,921	-14%
Gold ounce production	6,010	5,322	13%	11,609	10,025	16%
Payable silver ounces	601,449	607,898	-1%	1,079,547	1,230,238	-12%
Ag eq oz sold	1,148,467	1,022,727	12%	1,994,779	2,030,734	-2%
Cost per tonne milled (USD)[2]	$86	$109	-21%	$90	$105	-14%
Cash cost (USD)[2]	$1.72	$6.63	-74%	$2.81	$7.68	-63%
AISC (USD)[2]	$7.19	$12.54	-43%	$8.10	$13.52	-40%
FINANCIAL
Revenue	$25,576	$19,183	33%	$44,030	$39,434	12%
Mine operating earnings before non-cash items[2]	$13,165	$6,713	96%	$20,911	$13,366	56%
Mine operating earnings	$11,526	$1,668	591%	$17,673	$2,193	706%
Net (loss) income	$(1,738)	$(4,722)	63%	$(6,199)	$(1,132)	-448%
Adjusted EBITDA[2]	$9,847	$4,205	134%	$13,580	$7,792	74%
Operating cash flows before changes in non-cash net working capital	$9,852	$3,567	176%	$13,852	$8,397	65%
Cash and cash equivalents at end of period	$28,835	$19,432	48%	$28,835	$19,432	48%
Net working capital at end of period	$49,421	$33,942	46%	$49,421	$33,942	46%
Average realized silver price (USD)[3]	$17.82	$15.47	15%	$17.10	$16.24	5%
PER SHARE AMOUNTS
Earnings (loss) per share - basic and diluted	$(0.01)	$(0.03)	67%	$(0.04)	$(0.01)	-300%

Highlights of the second quarter 2016 compared to second quarter 2015, unless otherwise noted:

•	Metal production decreased 5% to 1,037,728 Ag eq oz;
•	Silver production decreased 17% to 536,726 silver ounces;
•	Gold production increased 13% to 6,010 gold ounces;
•	Cash cost decreased 74% to US$1.72 per payable silver ounce;
•	AISC decreased 43% to US$7.19 per payable silver ounce;
•	Revenue increased 33% to $25.6 million;

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Aq eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

•	Mine operating earnings before non-cash items increased to $13.2 million compared to $6.7 million;
•	Adjusted EBITDA improved to $9.8 million from $4.2 million;
•	Net loss totalled $1.7 million, compared to a net loss of $4.7 million;
•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), increased to $9.9 million, from $3.6 million;
•	Cash and cash equivalents increased to $28.8 million at June 30, 2016, from $17.9 million at December 31, 2015; and
•	Net working capital increased to $49.4 million at June 30, 2016 from $33.3 million at December 31, 2015.

Highlights compared to first quarter 2016, unless otherwise noted:

•	Metal production on a Ag eq oz basis increased 3%, from 1,009,828 Ag eq oz;
•	Silver production decreased by 1% and gold production increased by 7%;
•	Cash cost decreased 59%, from US$4.20 per payable silver ounce;
•	AISC decreased by 22%, from US$9.25 per payable silver ounce;
•	Revenues increased by 39% or $7.1 million;
•	Mine operating earnings before non-cash items increased by 70% or $5.4 million
•	Adjusted EBITDA increased from $3.7 million to $9.8 million; and,
•	Cash flow from operating activities, before changes in NCWC, improved by $5.8 million, from $4.0 million to $9.8 million.

SIGNIFICANT EVENTS

On April 21, 2016, the Company announced that it had entered into an At-the-Market Offering (the “ATM Offering”) agreement. The Company has the discretion during the term of the agreement to sell common shares of the Company to a maximum in gross sales proceeds of US$10.0 million. As of the date of the MD&A, the Company has issued 3,498,627 common shares under the ATM Offering for aggregate gross proceeds of US$5.7 million. In connection with the closing of a US$29.9 million equity bought deal offering on July 12, 2016, the Company agreed to suspend the sale of common shares under the ATM Offering for a period of 45 days following the closing of the bought deal offering. Depending on the market conditions for the Company’s shares and anticipated capital needs, the Company may complete a portion or the remaining amount of the offering.

On May 11, 2016, the Company elected to terminate its option agreement to acquire a 100% interest in the Coricancha Mine Complex (“Coricancha”). Coricancha is a gold-silver-copper-lead-zinc mine, located in the central Andes of Peru, in the province of Huarochiri, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. Coricancha has a permitted and operational 600 tonne per day processing facility along with supporting mining infrastructure. Significant exploration programs were conducted at Coricancha in 2015 and during the first quarter in 2016. The decision terminated the Company’s right to exclusivity on Coricancha but the Company continues to analyze more data which may result in further negotiations with Nyrstar towards an outright purchase. The Company recorded an impairment charge of $2.2 million as a result of the termination of its exclusive right to explore Coricancha.

On June 22, 2016, the Company reported that a fatality of a contract miner occurred at the GMC. All relevant authorities were contacted and a full investigation into the cause of the accident was undertaken. On July 13, 2016, the Company reported the fatality of a contract worker that occurred at the Topia processing plant. All relevant authorities were contacted and a full investigation into the cause of the accident was undertaken. As the accident occurred at the processing plant, processing was temporarily halted in order to allow for the completion of the investigation, while mining operations continued. The Company is undertaking a complete review of its safety practices and policies in order to minimize the risk of workplace accidents.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

On July 12, 2016, the Company closed an equity bought deal offering that was announced on July 6, 2016. Upon closing, the Company sold 18,687,500 Units at a price of US$1.60 per Unit for gross proceeds of US$29.9 million. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one share at the exercise price of US$2.25 per share for a period of 18 months after the closing of the offering. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the Offering. The Company intends to use the net proceeds from this offering, along with the net proceeds from the aforementioned ATM Offering, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions, and for general corporate and working capital purposes.

MINING OPERATIONS

Consolidated operations

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Tonnes mined	100,219	84,725	94,804	96,770	84,979	99,847	92,782	89,467
Tonnes milled	99,905	88,683	94,874	93,730	87,476	99,252	92,574	89,030
Custom milling (tonnes)	1,199	1,527	1,583	1,346	1,560	1,198	2,312	1,852
Total tonnes milled	101,104	90,210	96,457	95,076	89,036	100,450	94,886	90,882
Production
Silver (ounces)	536,726	539,472	553,189	586,918	648,810	597,111	550,010	565,966
Gold (ounces)	6,010	5,599	5,637	6,079	5,322	4,703	4,822	4,200
Lead (tonnes)	290	282	278	341	300	279	285	259
Zinc (tonnes)	433	424	425	493	491	441	406	443
Silver equivalent ounces	1,037,728	1,009,828	1,002,584	1,080,296	1,088,355	987,887	911,048	890,641
Payable silver ounces	601,449	478,098	502,170	545,787	607,898	622,339	534,664	461,249
Cost per tonne milled (USD)	$86	$95	$97	$96	$109	$102	$111	$122
Metrics per payable Ag ounce
Cash cost (USD)	$1.72	$4.20	$8.14	$6.50	$6.63	$8.71	$12.23	$11.02
AISC (USD)	$7.19	$9.25	$15.10	$13.08	$12.54	$14.47	$21.46	$19.25

During the second quarter of 2016, ore processed increased to 100,219 tonnes, a 14% increase compared to the second quarter of 2015. This also represented a 13% increase compared to the prior quarter. The higher throughput relative to the second quarter of 2015 is attributable to a further scaling up of operations at the San Ignacio Mine.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

Despite the increase in throughput, metal production decreased 5% compared to the second quarter of 2015 mainly due to the impact of lower grades and recoveries at the GMC. Compared to the first quarter 2016, metal production increased by 3% as a result of the higher throughput at the GMC.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

Cash cost was US$1.72 for the second quarter of 2016, a 74% decrease compared to the second quarter of 2015. The decrease in cash cost was predominantly the result of higher gold by-product credits per payable silver ounce as a result of an increase in gold production, and an increase in average realized gold prices. In addition, the strengthening of the US dollar (“USD”) compared to the Mexican peso (“MXN”) reduced cash operating costs in USD terms.

Similarly, cash cost during the second quarter of 2016 also decreased 59% relative to the first quarter of 2016, primarily due to higher by-product credits per payable silver ounce as the Company sold 58% more gold ounces during the second quarter of 2016. In addition, the Company benefitted from favourable exchange rates as the USD further strengthened compared to the MXN.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to a lag between production and sales.

AISC for the second quarter of 2016 was US$7.19, a 43% decrease compared to the second quarter of 2015, primarily due to the reduction in cash cost described above. A reduction in mine development expenditures also contributed to the decrease in AISC, due to changes in the timing of capital expenditures and development plans. The Company expects an increase in sustaining capital expenditures and sustaining exploration, evaluation and development (“EE&D”) expenses in subsequent quarters, which is expected to increase AISC from the levels reported in the second quarter of 2016.

Compared to the first quarter of 2016, AISC decreased 22% to US$7.19, due to the reduction in cash cost, as well as an increase in payable silver ounces as the Company sold 26% more ounces relative to the first quarter of 2016 due to higher-than-normal levels of inventory at the end of the first quarter of 2016 which were sold in the second quarter.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

In light of the cash cost and AISC results reported above, the Company has reduced its cash-cost and AISC guidance for the year while maintaining the Company’s production guidance. Refer to the Outlook section for more information.

Guanajuato Mine Complex

GMC (TOTAL)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Tonnes milled	84,134	73,649	79,651	77,136	71,131	82,026	76,839	72,047
Production
Silver (ounces)	366,943	375,273	394,655	413,084	482,551	417,770	396,284	391,979
Gold (ounces)	5,817	5,433	5,496	5,908	5,173	4,548	4,684	4,076
Silver equivalent ounces	774,160	755,555	751,927	797,119	818,841	713,371	677,316	636,556
Payable silver ounces	450,167	331,764	349,661	387,860	460,956	465,416	340,851	338,689
Cost per tonne milled (USD)	$76	$83	$89	$86	$100	$91	$99	$108
Metrics per payable Ag ounce
Cash cost (USD)	$(1.19)	$0.61	$6.54	$4.47	$4.88	$7.16	$10.05	$9.24
AISC (USD)	$2.22	$2.72	$10.53	$9.87	$8.93	$10.51	$17.50	$14.64
GUANAJUATO MINE
Tonnes milled	32,160	34,806	39,686	38,854	45,734	56,417	58,467	57,887
Production
Silver (ounces)	193,047	222,802	235,934	245,845	382,132	324,482	331,884	341,329
Gold (ounces)	1,625	2,019	1,908	2,061	2,870	2,638	3,548	3,189
Silver equivalent ounces	306,806	364,114	359,973	379,821	568,714	495,942	544,722	532,659
Average ore grades
Silver (g/t)	215	221	206	217	282	196	193	200
Gold (g/t)	1.77	1.97	1.63	1.79	2.08	1.57	2.02	1.84
Metal recoveries
Silver	86.7%	90.2%	89.7%	90.7%	92.1%	91.2%	91.4%	91.9%
Gold	88.8%	91.6%	92.0%	92.4%	94.0%	92.5%	93.4%	93.2%
SAN IGNACIO MINE
Tonnes milled	51,974	38,843	39,964	38,282	25,397	25,609	18,372	14,160
Production
Silver (ounces)	173,896	152,471	158,721	167,239	100,419	93,288	64,400	50,650
Gold (ounces)	4,192	3,414	3,588	3,847	2,303	1,910	1,136	887
Silver equivalent ounces	467,354	391,441	391,954	417,298	250,127	217,429	132,594	103,897
Average ore grades
Silver (g/t)	124	142	145	159	145	134	130	131
Gold (g/t)	2.99	3.12	3.15	3.51	3.22	2.68	2.21	2.26
Metal recoveries
Silver	83.9%	86.1%	85.5%	85.6%	85.1%	84.7%	84.0%	84.7%
Gold	83.8%	87.5%	88.6%	89.1%	87.5%	86.6%	87.1%	86.3%

The GMC processed 84,134 tonnes, 18% more than in the second quarter of 2015. The higher throughput corresponded to the continued ramp-up in operations at San Ignacio.

Metal production (in Ag eq oz terms) at the GMC decreased 5% compared to the second quarter of 2015. The decrease reflects the impact of lower grades and recoveries reflecting variation in the resource block. While silver production decreased 24%, this was partially made up for by a 12% increase in gold production as a greater proportion of the GMC production came from San Ignacio, which has significantly higher gold grades than the Guanajuato Mine. San Ignacio accounted for 60% of the metal production and 72% of the gold production from the GMC during the second quarter of 2016, compared to 31% and 45%, respectively, in the second quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Metal production from the GMC in the second quarter of 2016 increased 2% compared to the metal production achieved during the first quarter of 2016, as an 18% increase in throughput offset lower average ore grades and lower recoveries.

Cash cost for the GMC was negative US$1.19 in the second quarter of 2016, a 124% decrease compared to the second quarter of 2015. This is primarily a result of the increase in gold by-product credits due to an increase in gold production and sales, as well as higher realized gold prices. In addition, the strengthening of the USD relative to the MXN reduced production costs in USD terms as production costs are predominantly denominated in MXN.

Cash cost also decreased by 295% compared to the first quarter of 2016 (from US$0.61 per payable silver ounce to negative US$1.9 per payable silver ounce), as the GMC’s results benefited from the higher contribution from by-product credits, augmented by the 5% strengthening of the USD relative to the MXN, which has the impact of reducing production costs in USD terms.

AISC for the second quarter of 2016 decreased by 75% to US$2.22, when compared to the second quarter of 2015. The decrease is primarily due to the reduction in cash cost. In addition, sustaining capital expenditures at the GMC were significantly lower during the second quarter of 2016. These expenditures are expected to increase in subsequent quarters, which will increase AISC in line with the Company’s guidance for consolidated AISC for 2016.

AISC decreased 18% compared to the first quarter of 2016 primarily due to the reduction in cash cost, augmented by higher sales volumes in the second quarter of 2016 relative to the first quarter of 2016. These factors were partially offset by the increase in sustaining EE&D and sustaining capital expenditures in the second quarter, relative to the first quarter of 2016.

GMC Development

A total of 2,736 metres of underground development was completed during the second quarter. Work at San Ignacio included preparation of additional ore fronts, ramp improvements, and surface facilities expansion.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

The Company’s second quarter 2016 drill program at the GMC amounted to 3,709 metres. Underground drilling at the Guanajuato Mine took place in the Valenciana, Guanajuatito, and Santa Margarita areas, while the Company also undertook underground drilling at San Ignacio.

In February 2016, the Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required the Company to make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC (the “Tailings Permits”). Following the February meeting, the Company filed its applications and CONAGUA requested further technical information to process the application. The Company is in the process of compiling technical information relating to the past construction of the tailings dam and future plans for development. The compilation, submission, CONAGUA’s review of such information, and submission of additional information that may be requested by CONAGUA, may require several months. The Company believes its current tailings footprint can be maintained for its current operations at the GMC until 2020. While the Company is confident that it will be able to obtain the Tailings Permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations, nor can the Company provide complete assurance that the existing tailings footprint will be sufficient to maintain current operations until 2020.

Topia Mine

TOPIA MINE	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Tonnes milled	15,771	15,034	15,223	16,594	16,345	17,225	15,735	16,983
Custom milling (tonnes)	1,199	1,527	1,583	1,346	1,560	1,198	2,312	1,852
Total tonnes milled	16,970	16,561	16,806	17,940	17,905	18,423	18,047	18,835
Production
Silver (ounces)	169,783	164,199	158,534	173,834	166,258	179,341	153,726	173,986
Gold (ounces)	192	167	140	170	149	155	138	124
Lead (tonnes)	290	282	278	341	300	279	285	259
Zinc (tonnes)	433	424	425	493	491	441	406	443
Silver equivalent ounces	263,568	254,273	250,657	283,177	269,514	274,515	233,732	254,085
Payable silver ounces	151,282	146,334	152,509	157,927	146,942	156,923	193,813	122,560
Average ore grade
Silver (g/t)	367	373	357	359	350	357	338	352
Gold (g/t)	0.59	0.55	0.48	0.54	0.48	0.44	0.45	0.41
Lead (%)	1.93	1.97	1.94	2.16	1.95	1.71	1.93	1.62
Zinc (%)	2.87	2.96	2.92	3.13	3.17	2.73	2.76	2.83
Metal recoveries
Silver	91.3%	91.0%	90.7%	90.8%	90.5%	90.8%	89.9%	90.5%
Gold	64.0%	62.9%	60.4%	59.6%	59.2%	63.5%	61.4%	55.3%
Lead	95.2%	95.0%	94.4%	94.9%	94.3%	94.5%	93.8%	94.4%
Zinc	95.7%	95.1%	95.6%	94.9%	94.6%	93.8%	93.6%	92.1%
Cost per tonne milled (USD)	$136	$148	$135	$140	$144	$153	$164	$173
Metrics per payable Ag ounce
Cash cost (USD)	$10.35	$12.32	$11.82	$11.50	$12.14	$13.31	$16.06	$15.93
AISC (USD)	$11.49	$13.34	$12.67	$12.25	$13.77	$14.15	$18.60	$19.96

Mill throughput for Topia (excluding tonnes milled for third parties) decreased by 4% compared to the second quarter of 2015. However, tonnes milled increased 5% compared to the first quarter of 2016.

Metal production (on a Ag equivalent ounce basis) in the second quarter of 2016 decreased 2% compared to the second quarter of 2015, resulting from the 4% reduction in mill throughput. The impact of the lower throughput was partly offset by improved silver and gold grades and an improvement in recoveries.

Metal production increased by 4% relative to the first quarter of 2016, resulting from the 5% increase in mill throughput.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Cash cost decreased 15% to US$10.35 compared to the second quarter of 2015. The decrease is primarily driven by the strengthening of the USD against the MXN, which has the effect of reducing costs in USD terms.

Cash cost decreased by 16% from US$12.32 in the first quarter of 2016, due to higher by-product credits, augmented by a reduction in MXN production costs.

AISC decreased 17% compared to the second quarter of 2015, and decreased 14% compared to the first quarter of 2016. These variances are consistent with the reported variances in cash cost relative to the comparative periods.

Topia Development

Underground development for the second quarter totaled 1,840 metres, the majority of which focused on the Argentina, La Prieta and El Rosario mines, where new ore zones were being prepared for production in the second half of 2016. The development at the Argentina mine included the refurbishment of a lower level adit, enhancing the ventilation, and providing a secondary access for the new lower level ore zones.

The Topia tailings capacity will require an expansion in 2016 beyond the present Phase I facility. Work is underway to evaluate technical aspects, finalize the engineering design for Phase II, purchase filtration equipment, and obtain the required permits for the Phase II expansion. The technical evaluation includes a geotechnical assessment of the remaining capacity of the Phase I facility based on the recommendations of a professional engineering firm which the Company has consulted. Recent reviews by the regulatory authorities, coupled with the permitting work underway by the Company in connection with the expansion of the Topia tailings facility, have led to a broader review by PROFEPA (the Mexican environmental permitting agency) of all of the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. The Company is working with the Mexican authorities to complete the review. The Company anticipates that any potential gaps in existing compliance will be capable of being addressed through a mitigation plan, however, the Company cannot provide complete assurance that the PROFEPA review or aforementioned geotechnical assessment will not lead to a suspension of operations or an inability to utilize the full design capacity of the Phase I facility.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

The Company will require the granting of the required permits in order to expand its tailings facility in order to accommodate production from the Topia mine later in 2016. The Phase II expansion is on a tight timetable and, although expected for timely completion, presents a risk in continuing normal operations at Topia. If the Company is not able to utilize the remaining designed capacity of Phase I, secure the required permits, or complete construction of Phase II in the anticipated timeframe, the Company may not be able to use the tailings facility in whole or in part, resulting in a suspension or curtailment of production at Topia. Further, if the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company. In order to mitigate any potential issues, the Company has initiated a proactive geotechnical program of test drilling and monitoring.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The table below sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, mine operating earnings before non-cash items, and adjusted EBITDA which are non-IFRS measures. The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

(CAD 000s, unless otherwise noted)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Revenue	$25,576	$18,454	$17,152	$16,788	$19,183	$20,250	$14,244	$12,801
Cost of sales before non-cash items[4]	12,411	10,708	12,245	11,025	12,470	13,598	12,085	9,883
Mine operating earnings (loss) before non-cash items[1]	13,165	7,746	4,907	5,763	6,713	6,652	2,159	2,918
Amortization and share-based compensation	1,639	1,599	1,682	5,482	5,045	6,128	4,853	4,439
Mine operating earnings (loss)	11,526	6,147	3,226	281	1,668	524	(2,693)	(1,521)
Net income (loss) for the period	(1,738)	(4,461)	(4,860)	(3,348)	(4,722)	3,588	(26,948)	(970)
Basic and diluted earnings (loss) per share	(0.01)	(0.03)	(0.03)	(0.02)	(0.03)	0.03	(0.19)	(0.01)
Adjusted EBITDA[1]	9,847	3,733	(557)	2,155	4,205	3,688	(681)	1,267

Revenue varies based on the quantity of metal produced and sold, metal prices, exchange rates and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

Since the third quarter of 2014, the Company has gradually increased its production to greater than one million Ag eq oz per quarter, and has sustained this level since the second quarter of 2015. This increase is primarily due to the continued ramp-up of the San Ignacio Mine since the start of commercial production in June 2014. In addition, an increase in average ore grades (up to and including the first quarter of 2016) at all operations has contributed to the increase in production and lowering of unit costs. The second quarter of 2016, however, saw declines in average ore grades and recoveries, which were partly offset by increased throughput. The details of tonnes milled, average ore grade and metal recoveries are discussed in the Mining Operations section.

The impact of the increased production on the Company’s financial results was partly offset by a decrease in precious metal prices which began in the third quarter of 2014 and gradually decreased to a low point in the fourth quarter of 2015. During the first quarter of 2016, silver and gold prices recovered slightly, followed by a significant rebound in precious metal prices during the second quarter of 2016.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items, mine operating earnings before non-cash items, and Adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

The Company will continue to focus on operational efficiencies in 2016 and build on the successful achievements that it attained in 2015. In addition, the growth in 2015 brought production levels close to plant capacity at the GMC. As such, consolidated production for 2016 is anticipated to be in the same range as 2015. See the Outlook section of this MD&A for additional details.

The following graph illustrates the trends in average realized silver prices and cash cost over the past eight quarters.

During the past eight quarters, the relationship between the CAD, USD and MXN has had a significant impact on the financial results. Reported revenue is greatly influenced by the exchange rate between the USD (in which revenue is denominated) and the CAD (in which revenue is reported). Furthermore, the relationship between the MXN (in which the bulk of the Company’s production costs and EE&D expenses are denominated) and the CAD (in which the results are reported) will impact both mine operating earnings and net income.

Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, while a significant portion of the Company’s working capital is denominated in USD. As a result, fluctuations between the USD, MXN and the CAD can cause significant non-cash, unrealized foreign exchange gains and losses from quarter to quarter associated with the revaluation of foreign currency working capital and intercompany loan balances in the records of Great Panther and its Mexican subsidiaries. These unrealized gains and losses are recognized in the consolidated net income of the Company.

In the second quarter of 2016, the Company recorded a net foreign exchange loss of $6.3 million. This was primarily a non-cash, unrealized loss associated with the revaluation of a significant USD intercompany loan to one of the Company’s Mexican subsidiaries, and other CAD and USD denominated balances payable by the Company’s Mexican subsidiaries to the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

The following graph represents fluctuations in these foreign currencies.

Quarterly fluctuations in mine development expenses have also impacted the net income reported. In accordance with the Company’s accounting policies, the mine development expenditures incurred at the San Ignacio Mine are expensed as incurred. In addition, the Company commenced expensing the Guanajuato Mine development costs to EE&D expenses at the end of the third quarter of 2015 as the previously-defined Measured & Indicated Resource had been mined and depleted. As such, there has been a trend of increasing mine development expenses over the past eight quarters.

Exploration expenses may vary significantly from quarter to quarter. The majority of these expenses are variable in nature, and fluctuate as a function of the Company’s planned activities. During the first and second quarters of 2015, the Company negotiated and concluded on two separate transactions whereby it obtained options to earn interests in the Guadalupe de los Reyes Project (the “GDLR Project”) in Sinaloa, Mexico, and in Coricancha. Following this, Great Panther commenced extensive exploration and evaluation work on each of these properties, with the associated costs being recorded as EE&D expenses within the Company’s consolidated net income (loss). Effective the fourth quarter of 2015, the Company recorded an impairment charge of $3.0 million as it determined that the GDLR Project did not warrant further exploration and the Company terminated its option agreement on February 24, 2016. During the second quarter of 2016, the Company elected to terminate its Coricancha option agreement and recorded an impairment charge of $2.2 million.

Other factors that also had a material impact on the Company’s net income include:

•	During the third quarter of 2014, the Company received $0.5 million in insurance proceeds associated with the occupation of the GMC by illegal miners during the first quarter of 2014.

•	During the fourth quarter of 2014, the Company recorded an $11.7 million non-cash pre-tax impairment charge to the carrying value of its mineral property, plant and equipment.

•	Beginning in the fourth quarter of 2015, there was a significant decrease in amortization as the previously-defined Measured & Indicated Resource for Guanajuato had been mined and depleted during the third quarter of 2015 and the Company ceased capitalization of further development.
GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

RESULTS OF OPERATIONS

Three months ended June 30, 2016

	Q2 2016			Q2 2015
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	450,167	151,282	601,449	460,956	146,942	607,898	-1%
Gold (ounces)	6,822	128	6,950	5,189	91	5,281	32%
Lead (tonnes)	–	257	257	–	278	278	-8%
Zinc (tonnes)	–	267	267	–	332	332	-20%
Silver equivalent ounces	927,800	220,667	1,148,467	798,308	224,418	1,022,727	12%
Revenue (CAD 000s)
Silver revenue	$10,544	$3,676	$14,220	$8,820	$2,813	$11,633	22%
Gold revenue	11,675	224	11,899	7,587	132	7,719	54%
Lead revenue	–	630	630	–	648	648	-3%
Zinc revenue	–	762	762	–	879	879	-13%
Ore processing revenue and other	–	125	125	–	154	154	-19%
Smelting and refining charges	(1,226)	(834)	(2,060)	(1,054)	(796)	(1,850)	11%
Total revenue	$20,993	$4,583	$25,576	$15,353	$3,830	$19,183	33%
Average realized metal prices & FX rates
Silver (USD/oz)			$17.82			$15.47	15%
Gold (USD/oz)			$1,298			$1,181	10%
Lead (USD/lb)			$0.84			$0.86	-2%
Zinc (USD/lb)			$0.97			$0.98	-1%
USD/CAD			0.7766			0.8134	-5%
MXN/CAD			14.03			12.47	13%

(CAD 000s)	Q2 2016	Q2 2015	Change		Q1 2016	Change
Revenue	$25,576	$19,183	$6,393	33%	$18,454	$7,122	39%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	12,411	12,470	(59)	0%	10,708	1,703	16%
Amortization and depletion	1,537	5,010	(3,473)	-69%	1,550	(13)	-1%
Share-based compensation	102	35	67	191%	49	53	108%
Total cost of sales	14,050	17,515	(3,465)	-20%	12,307	1,743	14%
Mine operating earnings	11,526	1,668	9,858	591%	6,147	5,379	88%
(% of revenue)	45%	9%			33%
Add:
Amortization and depletion	1,537	5,010	(3,473)	-69%	1,550	(13)	-1%
Share-based compensation	102	35	67	-191%	49	53	108%
Mine operating earnings before non-cash items[5]	$13,165	$6,713	$6,452	96%	$7,746	$5,419	70%
(% of revenue)	51%	35%			42%

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

During the second quarter of 2016, revenue increased by $6.4 million or 33% relative to the second quarter of 2015. This was primarily attributable to the increase in precious metal prices, which had an estimated impact of $2.8 million, and to the 12% increase in metal sales volumes due to timing of shipments, which had an estimated impact of $2.2 million. In addition, the stronger USD relative to the CAD in the second quarter of 2016 had an estimated positive $1.5 million impact on revenues reported in CAD. These positive factors were partly offset by the $0.2 million higher smelting and refining charges resulting from the higher sales volumes.

Compared to the first quarter of 2016, revenue increased 39%, primarily due to 36% higher metal sales volumes, which had an estimated impact of $7.0 million, as the Company increased the volume of its customer shipments during the quarter due to higher than normal inventories of concentrate at the end of the first quarter of 2016. In addition, the Company benefitted from a higher average realized silver price, which had an estimated impact of $1.0 million. These positive factors were partly offset by the impact of a weaker USD relative to the CAD, which had an estimated negative impact of $0.5 million, as well as smelting and refining charges which were $0.4 million higher in the second quarter compared to the first quarter of 2016.

Despite the 12% increase in sales volumes, cost of sales before non-cash items for the second quarter of 2016 were similar to the second quarter of 2015, as the CAD strengthened 13% against the MXN during the second quarter of 2016 which had the impact of reducing MXN production costs in CAD terms.

Compared to the first quarter of 2016, cost of sales before non-cash items increased 16% during the second quarter of 2016. The increase is also predominantly attributable to the 36% increase in sales volumes (estimated impact of $3.8 million), partly offset by the reduction in cash cost (estimated $2.1 million impact).

The decrease in amortization and depletion during the second quarter of 2016, compared to the second quarter of 2015, was primarily due to the cessation of amortization of the Guanajuato mineral property in the third quarter of 2015 as it became fully amortized. In addition, there was an increase in the useful lives of certain GMC assets effective January 1, 2016, and of the Topia Mine effective July 1, 2015, as a result of the updated Mineral Resource estimates issued during February 2016 and August 2015, respectively.

(CAD 000s)	Q2 2016	Q2 2015	Change		Q1 2016	Change
G&A expenses	$1,809	$1,763	$46	3%	$1,934	$(125)	-6%
EE&D expenses	$1,938	$1,041	$897	86%	$2,450	$(512)	-21%
Impairment charge	$2,191	Nil	$2,191	100%	Nil	$2,191	100%
Finance and other income (expense)	$(6,234)	$(3,765)	$(2,469)	66%	$(6,116)	$(118)	2%
Income tax expense (recovery)	$1,092	$(179)	$1,271	-710%	$108	$984	911%
Net loss for the period	$(1,738)	$(4,722)	$2,984	63%	$(4,461)	$2,723	61%

The increase in G&A expenses for the second quarter of 2016 compared to the same period in 2015, was mainly due to a $0.1 million increase in non-cash share-based compensation.

Compared to the first quarter of 2016, G&A expenses incurred in the second quarter of 2016 decreased by $0.1 million due to a reduction in filing fees.

EE&D increased by $0.9 million for the second quarter of 2016 compared to the same period in 2015, primarily as a result of exploration and evaluation programs related to Coricancha, which only commenced after the Company had entered into an option agreement to acquire the mine and related processing facilities during the second quarter of 2015. In addition, the Company recorded $0.4 million in EE&D expenses associated with the Guanajuato Mine during the second quarter of 2016, whereas such costs were capitalized to mineral properties during the second quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

EE&D expenses decreased relative to the first quarter of 2016, primarily due to termination of exploration and evaluation programs related to the GDLR and Coricancha projects in first and second quarters of 2016, respectively.

The impairment charge recognized in the second quarter of 2016 relates to the termination of the Coricancha option agreement during the quarter.

Finance and other expense increased significantly due to a $6.3 million net foreign exchange loss recognized in the second quarter of 2016, compared to a $3.8 million foreign exchange loss recorded during the same period in 2015. The net foreign exchange loss for the second quarter of 2016 includes a $6.4 million non-cash unrealized loss related to intercompany balances made up of a US$38.8 million loan from the Company to one of its Mexican subsidiaries, as well as $40.9 million of CAD and USD balances payable by the Company’s Mexican subsidiaries to the Company. In addition, a fair value loss of $0.4 million was recorded on the outstanding foreign currency forward contracts as at June 30, 2016, which was partly offset by realized foreign exchange gains of $0.3 million.

The Company is subject to significant non-cash, unrealized foreign exchange gains and losses from quarter to quarter associated with the revaluation of working capital and intercompany loan balances on the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The increase in finance and other expense compared to the first quarter of 2016 is similarly associated with a $6.3 million net foreign exchange loss recognized in the second quarter of 2016, compared to a foreign exchange loss of $6.1 million in the first quarter of 2016.

The second quarter 2016 net income tax expense is predominantly attributable to an accrual for special mining duty payable in Mexico, which is charged at 7.5% of an adjusted taxable net income, as well as an accrual for Mexican withholding taxes.

The net loss of $1.7 million for the second quarter of 2016 reflects the impact of a predominantly unrealized foreign exchange loss and the non-cash impairment charge recorded during the period related to the termination of the option agreement associated with the Coricancha project. Net loss decreased compared to the second quarter of 2015, primarily due to a $9.9 million increase in mine operating earnings. This factor was partly offset by a $2.4 million increase in net foreign exchange loss, a $0.9 million increase in EE&D expenditures, a $1.3 million increase in income tax expense and the $2.2 million impairment charge recorded against Coricancha.

Net loss also decreased compared to the first quarter of 2016, predominantly due to a $5.4 million increase in mine operating earnings and a $0.5 million decrease in EE&D expenditures. These factors were partly offset by a $1.0 million increase in income tax expense and the $2.2 million impairment charge recorded against Coricancha.

Adjusted EBITDA of $9.8 million for the second quarter of 2016 increased compared to $4.2 million in the same period of 2015. The increase in adjusted EBITDA is primarily due to the $6.5 million increase in mine operating earnings before non-cash items. This was partly offset by a $0.9 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

Adjusted EBITDA for the second quarter of 2016 also increased relative to the first quarter of 2016 adjusted EBITDA of $3.7 million primarily due to the $5.4 million increase in mine operating earnings before non-cash items, a $0.6 million decrease in EE&D expenses, and a $0.1 million decrease in G&A expenses (net of non-cash amortization and share-based compensation).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

Six months ended June 30, 2016

	Six months ended June 30, 2016			Six months ended June 30, 2015
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	781,931	297,616	1,079,547	926,372	303,866	1,230,238	-12%
Gold (ounces)	11,130	232	11,362	10,080	169	10,249	11%
Lead (tonnes)	–	498	498	–	510	510	-2%
Zinc (tonnes)	–	557	557	–	633	633	-12%
Silver equivalent ounces	1,561,337	433,442	1,994,779	1,581,644	449,090	2,030,734	-2%
Revenue (CAD 000s)
Silver revenue	$18,035	$6,739	$24,774	$18,744	$6,168	$24,912	-1%
Gold revenue	19,698	402	20,100	14,944	250	15,194	32%
Lead revenue	–	1,162	1,162	–	1,171	1,171	-1%
Zinc revenue	–	1,442	1,442	–	1,657	1,657	-13%
Ore processing revenue and other	–	291	291	–	272	272	7%
Smelting and refining charges	(2,110)	(1,629)	(3,739)	(2,186)	(1,586)	(3,772)	-1%
Total revenue	$35,623	$8,407	$44,030	$31,502	$7,932	$39,434	12%
Average realized metal prices & FX rates
Silver (USD/oz)			$17.10			$16.24	5%
Gold (USD/oz)			$1,321			$1,192	11%
Lead (USD/lb)			$0.79			$0.84	-6%
Zinc (USD/lb)			$0.87			$0.95	-8%
USD/CAD			0.7513			0.8095	-7%
MXN/CAD			13.56			12.19	11%

(CAD 000s)	Six months ended June 30, 2016	Six months ended June 30, 2015	Change
Revenue	$44,030	$39,434	$4,596	12%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	23,119	26,068	(2,949)	-11%
Amortization and depletion	3,087	11,010	(7,923)	-72%
Share-based compensation	151	163	(12)	-7%
Total cost of sales	26,357	37,241	(10,884)	-29%
Mine operating earnings	17,673	2,193	15,480	706%
(% of revenue)	40%	6%
Add:
Amortization and depletion	3,087	11,010	(7,923)	-72%
Share-based compensation	151	163	(12)	-7%
Mine operating earnings before non-cash items[1]	$20,911	$13,366	$7,545	56%
(% of revenue)	47%	34%

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

The increase in revenue for the six months ended June 30, 2016 relative to the comparative period in 2015, is primarily attributable to the stronger USD relative to the CAD, which had an estimated impact of $3.3 million. In addition, higher average realized silver and gold prices had a positive impact of $3.0 million. These factors were partly offset by an estimated negative $1.7 million impact associated with lower metal sales volumes during the first half of 2016, when compared to the first half of 2015.

The decrease in cost of sales before non-cash items is predominantly attributable to the decrease in production costs during the six months ended June 2016, compared to the same period in 2015, as the CAD strengthened 11% against the MXN which had the impact of reducing MXN production costs in CAD terms. This was augmented by the impact of 2% lower sales volumes.

The decrease in amortization and depletion for the first half of 2016, compared to the first half of 2015, was primarily due to the cessation of amortization of the Guanajuato mineral property in the third quarter of 2015 as it became fully amortized. In addition, there was an increase in the useful lives of certain GMC assets effective January 1, 2016, and the Topia Mine effective July 1, 2015, as a result of the updated Mineral Resource estimates issued during February 2016 and August 2015, respectively.

(CAD 000s)	Six months ended June 30, 2016	Six months ended June 30, 2015	Change
G&A expenses	$3,742	$4,000	$(258)	-6%
EE&D expenses	$4,389	$2,013	$2,376	118%
Impairment charge	$2,191	Nil	$2,191	100%
Finance and other income (expense)	$(12,351)	$2,346	$(14,697)	-626%
Income tax expense (recovery)	$1,199	$(342)	$1,541	-451%
Net loss for the period	$(6,199)	$(1,132)	$(5,067)	448%

The decrease in G&A expenses for the six months ended June 30, 2016 compared to the same period in 2015, was primarily due to a reduction in audit fees. In addition, the first half of 2015 reflected $0.2 million non-recurring IT and accounting consulting services.

EE&D expenses increased for the first half of 2016 compared to the same period in 2015, primarily as a result of $1.9 million in expenses incurred on exploration and evaluation programs related to the Coricancha and the GDLR projects, which commenced after the Company entered into option agreements for these projects in the second quarter of 2015. In addition, the Company recorded $0.6 million in EE&D expenses associated with the Guanajuato Mine during the second quarter of 2016, whereas these costs were capitalized during the first half of 2015.

The impairment charge recognized in the first half of 2016 relates to the termination of the Coricancha option agreement during the second quarter.

Finance and other expense increased due to $12.4 million in net foreign exchange losses recognized in the first six months of 2016, compared to a $2.1 million foreign exchange gain recorded during the same period in 2015. The net foreign exchange loss for the first six months of 2016 includes $12.8 million non-cash unrealized loss which relates to intercompany balances made up of a US$38.8 million loan from the Company to one of its Mexican subsidiaries, as well as $40.9 million of CAD and USD denominated balances payable by the Company’s Mexican subsidiaries to the Company. The non-cash unrealized loss was partly offset by a fair value gain of $0.4 million recorded on the outstanding foreign currency forward contracts as at June 30, 2016.

The Company is subject to significant non-cash, unrealized foreign exchange gains and losses from quarter to quarter associated with the revaluation of working capital and intercompany loan balances on the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

The net income tax expense for the six months ended June 30, 2016 is predominantly attributable to an accrual for special mining duty payable in Mexico, which is charged at 7.5% of an adjusted taxable net income, as well as an accrual for Mexican withholding taxes.

The $6.2 million net loss for the six months ended June 2016 reflects the impact of the $2.2 million non-cash impairment charge taken on the Coricancha project and the $12.4 million foreign exchange loss recognized in the period (which is primarily unrealized and non-cash), which offset $17.6 million in mine operating earnings. These factors also accounted for an increase in net loss compared to the first six months of 2015, as the comparative period reflected a $2.1 million foreign exchange gain and no impairment charges. In addition, the $2.4 million increase in EE&D expenditures, and a $1.5 million increase in income tax expense contributed to the increase in net loss for the first six months of 2016. These factors were partly offset by a $15.5 million increase in mine operating earnings and a $0.3 million decrease in G&A expenses.

Adjusted EBITDA was $13.6 million for the first half of 2016, compared to adjusted EBITDA of $7.8 million for the comparative period of 2015. The increase in adjusted EBITDA is primarily due to the $7.5 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in non-cash G&A expenses. These factors were partly offset by a $2.2 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

OUTLOOK

The Company is reducing its cash cost and AISC guidance for the year ending December 31, 2016 as shown in the table below. The improvement in the outlook for cash cost and AISC reflects the fact that both cash cost and AISC for the first half of 2016 have been well below the Company’s original guidance for the year, and the Company’s outlook for these measures remains positive for the second half of the year. However, the Company does expect AISC for the second half of 2016 to increase meaningfully over the very low levels in the first half as capital and development expenditures will be more significant in the second half.

In addition, the Company is increasing its planned drilling activities and expenditures for the second half of the year given the improvement in precious metal prices seen in the first half of the year, and the resulting increase in mine operating earnings and cash flow. This change is also highlighted in the table below.

Production and cash cost guidance	1H 2016 Actual	FY 2016 Revised Guidance	FY 2016 Original Guidance	FY 2015 Actual
Total silver equivalent ounces[1]	2,047,556	No change	4,000,000 - 4,200,000	4,159,121
Cash cost (USD)[2]	$2.81	$ 4.00 - 6.00	$ 5.00 - 7.00	$7.50
AISC (USD)[2]	$8.10	$ 12.00 - 14.00	$ 13.00 - 15.00	$13.76
Exploration drilling - operating mines (metres)	5,844	18,500	11,000	17,680

The Company’s previously-announced guidance for capital expenditures and EE&D expenses for the year ending December 31, 2016 remains unchanged. Despite the increase in planned drilling metres for 2016, these expenditures are expected to be offset by lower than planned development costs.

[1]	For 2016 guidance, Aq eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds. For 2015, Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

Capex and EE&D expense guidance (in CAD millions)	1H 2016 Actual	FY 2016 Guidance	FY 2015 Actual
Capital expenditures - buildings, plant & equipment	$1.5	$3.5 - 5.0	$3.2
Capitalized development costs - operating mines	$0.2	$0.5	$3.2
EE&D - operating mines	$1.7	$7.0 - 8.0	$4.6
Exploration and evaluation expense - Coricancha	$1.7	$1.0 - 3.0	$2.7

The timing of the capital expenditures and EE&D is weighted to the second half of the year. In particular, there are significant planned capital expenditures associated with the expansion of the Topia tailings dam. At this time, the Company believes it can complete the design and construction by late 2016 or early in 2017. However, the timeline is tight and may be affected by a number of risks and uncertainties. This presents the possibility that planned capital expenditures may not be incurred in 2016, which would further reduce AISC guidance for 2016.

The timing of the permitting and construction of the Topia tailings dam expansion and related reviews of the existing tailings facility also presents a risk that the Company may not meet its production guidance for 2016, however, as Topia accounts for less than 25% of overall production, the Company believes it can manage the transition to the new tailings facility without an impact to its 2016 production guidance.

The statements presented above in this Outlook section represent “forward looking statements”. Investors should consider the risks and assumptions underlying this forward looking information, as summarized above and in the section entitled Cautionary Statement on Forward Looking Statements below, in considering these forward looking statements.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(CAD 000s)	June 30, 2016	December 31, 2015	Change
Cash and cash equivalents	$28,835	$17,860	$10,975
Net working capital	$49,421	$33,252	$16,169

Cash and cash equivalents increased by $11.0 million in the first half of 2016 primarily due to cash flows from operating activities before changes in non-cash working capital of $13.9 million, as well as $6.6 million and $2.0 million in proceeds from the ATM Offering and exercise of stock options, respectively. These factors were partly offset by changes in non-cash net working capital of negative $8.2 million, as well as $1.7 million invested in mineral properties, plant and equipment and a negative $1.5 million foreign exchange adjustment on cash balances.

Net working capital increased by $16.2 million in the first half of 2016 primarily due to the above noted $13.9 million in cash flows from operating activities before changes in non-cash working capital, as well as $6.6 million and $2.0 million in proceeds from the ATM Offering and exercise of stock options, respectively. In addition, trade and other receivables increased by $5.3 million in light of the higher sales volumes recorded. The balance of the net increase in working capital is largely attributable to timing of payments.

Operating activities

For the quarter ended June 30, 2016, cash flow provided by operating activities amounted to $5.3 million, compared to $5.5 million for the second quarter of 2015. The $0.2 million decrease in cash flow provided by operating activities is primarily due to a $6.5 million increase in non-cash working capital, a $0.9 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions). These negative factors were partly offset by a $6.5 million increase in mine operating earnings before non-cash items and a $0.7 million fluctuation in net realized foreign exchange gains and losses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

For the six months ended June 30, 2016, cash flow provided by operating activities amounted to $5.6 million, compared to $7.3 million in the comparative period in 2015. The $1.7 million decrease in cash flow provided by operating activities is primarily due to a $7.2 million increase in non-cash working capital, a $2.2 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions), and $0.2 million fluctuation in net realized foreign exchange gains and losses. These negative factors were partly offset by a $7.5 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in G&A expenses.

Investing activities

For the quarter ended June 30, 2016, the Company had net cash outflows from investing activities of $1.2 million, compared to $4.4 million during the comparative period in 2015. The second quarter of 2015 included $2.2 million of additions to exploration and evaluation assets at the Coricancha Mine Complex and $1.0 million of capitalized mine development related to the Guanajuato Mine. The Company ceased capitalizing the Guanajuato Mine development costs at the end of the third quarter of 2015. The remainder of the amounts invested in both periods relate to mineral properties and plant and equipment associated with the Company’s mining operations.

For the six months ended June 30, 2016, the Company invested $1.7 million, compared to $6.6 million in the comparative six months ended June 30, 2015. The comparative period in 2015 included $3.2 additions to exploration and evaluation assets at the Coricancha Mine Complex and the Cangold acquisition and $1.9 million of capitalized mine development related to the Guanajuato Mine. The Company ceased capitalizing the Guanajuato Mine development costs at the end of the third quarter of 2015 as explained above. The remainder of the amounts invested in both periods relate to mineral properties and plant and equipment associated with the Company’s mining operations.

Financing activities

Cash flows provided by financing activities amounted to $7.9 million during the second quarter of 2016 compared to $nil in the corresponding period in 2015. These cash inflows were proceeds received from the ATM Offering and the exercise of stock options during the period. These same factors contributed to the $8.5 million in cash inflows from financing activities for the six months ended June 30, 2016.

Trends in liquidity and capital resources

The Company announced a US$10.0 million ATM Offering during the second quarter of 2016 and, as of the date of the MD&A, has raised US$5.7 million in gross proceeds. The Company also closed a bought deal financing on July 12, 2016, raising gross proceeds of US$29.9 million. The Company intends to use the net proceeds of these financings to fund operating, development and exploration expenditures at the Company’s mining operations and projects, for possible acquisitions and for general corporate and working capital purposes. Until such time as these net proceeds are needed, the Company will place the funds in short-term bank guaranteed deposits or other similarly secure deposits.

The Company anticipates that cash flow generated from mining activities, along with net working capital after taking into consideration the aforementioned financing proceeds, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund investment and exploration, evaluation, and development activities for the remainder of 2016 and the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and subjected to changes in the Company’s growth plans and strategy. The Company has stated its objective to grow by acquisition and opportunities to make such acquisitions may require additional capital.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

The Company’s operating cash flows are very sensitive to the price of silver and gold, foreign exchange rate fluctuations, as well as ore grade fluctuations and the cash-flow outlook provided in the above can vary significantly. Spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices and gold prices from current levels may result in an increase in planned expenditures in the latter half of 2016 and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. The Company has a US$10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2017 and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. In addition, Auramet has also provided the Company with a US$0.5 million margin credit facility to support entering into any derivative instruments associated with sales of metals marketed to parties other than Auramet. Such arrangements would entail pricing of the Company’s produced metals in advance of customary periods of pricing and settlement which are typically two to three months from the date of production. The Company does not enter into any long-term hedging arrangement in respect of its silver and gold production.

Contractual Obligations

(CAD 000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,017	$313	$631	$599	$474
Equipment purchases	166	166	–	–	–
Consulting	12	12	–	–	–
Reclamation and remediation (undiscounted)	6,118	315	621	553	4,629
Total	$8,313	$806	$1,252	$1,152	$5,103

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company did not incur any related party transactions during the period, other than key management compensation as disclosed in the Company’s unaudited condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2015 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The carrying value of the Cata processing plant, the tailings dam, and other infrastructure associated with the GMC (collectively referred to as the “GMC assets”) are depreciated on a straight-line basis over the estimated remaining useful life of the GMC. On February 22, 2016, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC. The estimate of the useful life of the GMC was determined to be 3 years, an increase from the previous estimate of 1 year as at January 1, 2016. As a result, the depreciation recorded during the second quarter of 2016 was approximately $0.2 million less than would have been recorded prior to the change in estimate ($0.4 million less than what would have been recorded for the six months ended June 30, 2016, prior to the change in estimate). Based on the carrying value of the GMC assets as at June 30, 2016, management estimated that the impact of the change in estimate on amortization expense of future periods, when compared to the amount that would have otherwise been recorded, is a $0.7 million decrease per annum.

The Company did not identify any other areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ending December 31, 2016 that has had a material impact on the Company’s financial results. See note 3(s) of the 2015 annual audited financial statements for a detailed discussion of the accounting standards anticipated to be effective January 1, 2017 or later.

FINANCIAL INSTRUMENTS

(CAD 000s)	Fair value (1)	Basis of measurement	Associated risks
Cash and cash equivalents	$28,835	Amortized cost	Credit, currency, interest rate
Marketable securities	$9	Fair value through other comprehensive income	Exchange
Trade receivables	$12,828	Fair value through profit and loss	Credit, currency, commodity price
Other receivables	$5,022	Amortized cost	Credit, currency
Derivative asset	$358	Fair value through profit and loss	Credit, currency, interest rate
Trade and other payables	$5,600	Amortized cost	Currency, liquidity

(1) As at June 30, 2016

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2015.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 166,325,601 common shares issued, 9,343,750 warrants and 10,709,799 options outstanding.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is reported in USD and calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended June 30, 2016 and 2015:

(USD 000s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Production costs (sales basis) (CAD thousands)	$9,516	$9,266	$2,895	$3,204	$12,411	$12,470
Production costs converted to USD (sales basis)	7,401	7,534	2,249	2,606	9,650	10,140
Change in concentrate inventory	(1,016)	(430)	51	(25)	(965)	(455)
Production costs (production basis)	$6,385	$7,104	$2,300	$2,581	$8,685	$9,685
Tonnes milled, including custom milling	84,134	71,131	16,970	17,905	101,104	89,036
Cost per tonne milled (USD)	$76	$100	$136	$144	$86	$109

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the six months ended June 30, 2016 and 2015:

(USD 000s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Production costs (sales basis) (CAD thousands)	$16,980	$19,536	$6,139	$6,532	$23,119	$26,068
Production costs converted to USD (sales basis)	12,815	15,846	4,613	5,284	17,428	21,130
Change in concentrate inventory	(302)	(1,296)	142	110	(160)	(1,186)
Production costs (production basis)	$12,513	$14,550	$4,755	$5,394	$17,268	$19,944
Tonnes milled, including custom milling	157,783	153,158	33,531	36,328	191,314	189,486
Cost per tonne milled (USD)	$79	$95	$142	$148	$90	$105

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

The following table reconciles cash cost to production costs for the three months ended June 30, 2016 and 2015, as reported in the Company’s condensed interim consolidated financial statements:

(USD 000s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Production costs (CAD 000s)	$9,516	$9,266	$2,895	$3,204	$12,411	$12,470
Production costs (as converted to USD)	7,401	7,534	2,249	2,605	9,650	10,139
Smelting and refining charges	922	846	627	648	1,549	1,494
Revenue from custom milling	–	–	(97)	(125)	(97)	(125)
Cash operating costs	$8,323	$8,380	$2,779	$3,128	$11,102	$11,508
Gross by-product revenue[9]
Gold by-product revenue	(8,857)	(6,132)	(167)	(108)	(9,024)	(6,240)
Lead by-product revenue	–	–	(474)	(524)	(474)	(524)
Zinc by-product revenue	–	–	(573)	(712)	(573)	(712)
Cash operating costs, net of by-product revenue	$(534)	$2,248	$1,565	$1,784	$1,031	$4,032
Payable silver ounces sold	450,167	460,956	151,282	146,942	601,449	607,898
Cash cost	$(1.19)	$4.88	$10.35	$12.14	$1.72	$6.63

The following table reconciles cash cost to production costs for the six months ended June 30, 2016 and 2015, as reported in the Company’s condensed interim consolidated financial statements:

(USD 000s, unless otherwise noted)	GMC		Topia		Consolidated
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Production costs (CAD 000s)	$16,980	$19,536	$6,139	$6,532	$23,119	$26,068
Production costs (as converted to USD)	12,815	15,846	4,613	5,284	17,428	21,130
Smelting and refining charges	1,563	1,745	1,208	1,276	2,771	3,021
Revenue from custom milling	–	–	(218)	(221)	(218)	(221)
Cash operating costs	$14,378	$17,591	$5,603	$6,339	$19,981	$23,930
Gross by-product revenue[10]
Gold by-product revenue	(14,708)	(12,011)	(297)	(202)	(15,005)	(12,213)
Lead by-product revenue	–	–	(865)	(937)	(865)	(937)
Zinc by-product revenue	–	–	(1,072)	(1,327)	(1,072)	(1,327)
Cash operating costs, net of by-product revenue	$(330)	$5,580	$3,369	$3,873	$3,039	$9,453
Payable silver ounces sold	781,931	926,372	297,616	303,866	1,079,547	1,230,238
Cash cost	$(0.42)	$6.02	$11.32	$12.75	$2.81	$7.68

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.
[2]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation (“SBC”), accretion of reclamation provision, sustaining exploration and evaluation expenses, sustaining mine development costs and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended June 30, 2016 and 2015:

(USD 000s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Cash operating costs, net of by-product revenue [11]	$(534)	$2,248	$1,566	$1,784	$–	$–	$1,032	$4,032
G&A costs inclusive of SBC	–	–	–	–	1,455	1,484	1,455	1,484
Accretion	3	3	5	4	–	–	8	7
Sustaining EE&D costs	584	458	56	85	134	–	774	543
Sustaining capitalized mine development and capital costs	946	1,408	111	150	–	–	1,057	1,558
All-in sustaining costs	$999	$4,117	$1,738	$2,023	$1,589	$1,484	$4,326	$7,624
Payable silver ounces sold	450,167	460,956	151,282	146,942	n/a	n/a	601,449	607,898
AISC	$2.22	$8.93	$11.49	$13.77	n/a	n/a	$7.19	$12.54

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the six months ended June 30, 2016 and 2015:

(USD 000s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash operating costs, net of by-product revenue [12]	$(330)	$5,580	$3,369	$3,873	$–	$–	$3,039	$9,453
G&A costs inclusive of SBC	–	–	–	–	2,876	3,377	2,876	3,377
Accretion	3	9	5	13	–	–	8	22
Sustaining EE&D costs	771	1,239	98	94	281	–	1,150	1,333
Sustaining capitalized mine development and capital costs	1,457	2,179	218	267	–	–	1,675	2,446
All-in sustaining costs	$1,901	$9,007	$3,690	$4,247	$3,157	$3,377	$8,748	$16,631
Payable silver ounces sold	781,931	926,372	297,616	303,866	n/a	n/a	1,079,547	1,230,238
AISC	$2.43	$9.72	$12.40	$13.98	n/a	n/a	$8.10	$13.52

The above costs are included in the Company’s condensed interim consolidated financial statements as follows:

Item	Source
G&A and share-based compensation	Consolidated statements of comprehensive income
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining EE&D costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining capitalized mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, any expenses incurred in respect of El Horcón, Santa Rosa, the GDLR Project and Coricancha were considered non-sustaining.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, impairment charges and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

(CAD 000s)	Q2 2016	Q2 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Income (loss) for the period	$(1,738)	$(4,722)	$(6,199)	$(1,132)
Income tax expense (recovery)	1,092	(179)	1,199	(342)
Interest income	(32)	(87)	(61)	(226)
Interest expense	37	47	62	67
Amortization and depletion of mineral properties, plant and equipment	1,604	5,071	3,223	11,135
EBITDA	963	130	(1,776)	9,502
Impairment of mineral properties, plant and equipment	2,191	–	2,191	–
Foreign exchange loss (gain)	6,250	3,837	12,394	(2,129)
Share-based compensation	356	238	639	522
Changes in reclamation estimates recorded in EE&D	87	–	132	(103)
Adjusted EBITDA	$9,847	$4,205	$13,580	$7,792

Mine operating earnings before non-cash items and cost of sales before non-cash items

Mine operating earnings before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and mine operating earnings on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings and cost of sales before non-cash items is provided in the Results of Operations section.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended June 30, 2016, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended June 30, 2016 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	Anticipated use of the net proceeds from the ATM Offering and bought deal financing to fund operating, development and exploration expenditures at the Company’s mining operations and projects, for possible acquisitions and for general corporate and working capital purposes;
•	Expectations on whether the Company completes the full amount of the ATM Offering;
•	Expectations that the current tailings capacity at the GMC is sufficient to operate and no expansions will be required until the fall of 2016;
•	Expectations that permits associated with the use and expansion of the tailings facility at the GMC will be granted in due course;
•	Expectations that the Company can complete the design and construction of the Topia tailings facility Phase II expansion before the depletion of capacity of Phase I;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed though a mitigation plan;
•	Expectations of the Company’s silver equivalent ounce production for 2016;
•	Guidance for cash cost and AISC for 2016;
•	Plans and targets for exploration drilling in 2016 and beyond for each of the Company’s operating mines and projects;
•	Guidance for capital expenditures and EE&D expenses for 2016 and beyond for each of the Company’s operating mines and projects;
•	Expectations that cash flow from operations along with current net working capital will be sufficient to fund capital investment and development programs for the remainder of 2016 and the foreseeable future;
•	Expectations regarding access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition;
•	Expectations in respect of permitting and development activities; and
•	The Company’s objective to acquire additional mines or projects in the Americas.

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These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business - Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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